                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)


                                 Equinix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    2944U106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Pek Siok Lan
                            STT Communications Ltd.
                                51 Cuppage Road
                           #10-11/17, StarHub Center
                                229469 Singapore
                            Telephone (65) 6723 8668
                            Facsimile (65) 6720 7277

                                     Copy to

                              Michael W. Sturrock
                              Latham & Watkins LLP
                            80 Raffles Place, #14-20
                                  UOB Plaza 2
                                Singapore 048624
                            Telephone (65) 6536 1161
                            Facsimile (65) 6536 1171


--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


---------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 2944U106                                            PAGE 2 OF 17 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    TEMASEK HOLDINGS (PRIVATE) LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    11,718
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,995,964
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    11,718
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,995,964
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,007,682
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 2944U106                                            PAGE 3 OF 17 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    SINGAPORE TECHNOLOGIES PTE LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,995,964
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,995,964
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,995,964
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 2944U106                                            PAGE 4 OF 17 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,995,964
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,995,964
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,995,964
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 2944U106                                            PAGE 5 OF 17 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    STT COMMUNICATIONS LTD.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,995,964
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,995,964
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,995,964
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 2944U106                                            PAGE 6 OF 17 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    i-STT INVESTMENTS PTE LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,995,964
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,995,964
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,995,964
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                                              Page 7 of 17 Pages

This Amendment No. 3 amends the Schedule 13D previously filed by STT Communications Ltd. ("STT Comm") with the Securities and Exchange Commission on October 11, 2002, as amended and restated by Amendment No. 1 to Schedule 13D filed on January 3, 2003 by STT Comm and as further amended by Amendment No. 2 to Schedule 13D filed on December 22, 2003 by STT Comm (as amended, the "Statement") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Equinix, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meanings given to them in the Statement.


ITEM 2.    IDENTITY AND BACKGROUND

Schedule A, which contains information regarding the executive officers and directors of the Reporting Persons, is amended and restated in its entirety.

In connection with an internal restructuring to be effected on December 31, 2004, the shares of STT presently owned by Singapore Technologies Pte Ltd ("STPL") will be transferred to Temasek Holdings (Private) Limited ("Temasek").
Item 2 and Schedule A of the Statement are hereby amended to delete all references to STPL with effect from December 31, 2004. Accordingly, STPL will cease to be a Reporting Person with effect from December 31, 2004.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

i-STT Investments Pte Ltd ("i-STTI") is a direct, wholly-owned subsidiary of STT Comm. On December 30, 2004, Temasek, through its indirect subsidiary STT Comm, filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), to facilitate the acquisition by i-STTI from time to time in the open market or otherwise of shares of Common Stock and/or other voting securities of the Issuer, including shares of Common Stock issuable upon conversion of the shares of Preferred Stock (including Preferred Stock acquired upon exercise of the Warrants), the Notes and the PIK Notes owned by i-STTI (the "Derivative Securities"), which when added to the shares of Common Stock already owned could exceed 50 percent of the voting securities of the Issuer outstanding. Pursuant to the HSR Act, such acquisitions may be made by the Reporting Persons within 12 months of the expiration of the applicable waiting period, without filing a further Notification and Report Form. The waiting period is expected to expire on January 31, 2005.

While none of the Reporting Persons have any plans to acquire any additional shares of Common Stock and/or other voting securities of the Issuer, except additional shares of Common Stock issuable upon conversion of certain of the Derivative Securities, the Reporting Persons could in the future determine to acquire additional shares of Common Stock and/or other voting securities of the Issuer in the open market or otherwise, including through exercise and/or conversion of the Derivative Securities, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. These additional acquisitions could result in the Reporting Persons beneficially owning more than 50 percent of the voting securities of the Issuer outstanding. Moreover, while none of the Reporting Persons have any present plans to dispose of any of the shares of Common Stock and/or other voting securities of the Issuer held by them, they could in the future determine, based upon the same set of factors above with respect to acquisitions, to dispose of some or all of the shares of Common Stock and/or other voting securities of the Issuer held by them.

                                                              Page 8 of 17 Pages

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety as follows:

On May 1, 2004, i-STTI received US$2,351,860 of Payment-In-Kind Notes ("PIK Notes") from the Issuer, which are convertible into 256,254 shares of Common Stock.

On November 1, 2004, i-STTI received US$2,516,490 of PIK Notes from the Issuer, which are convertible into 274,191 shares of Common Stock.

i-STTI owns beneficially and of record 9,995,964 shares of Common Stock, representing 39.2% of the outstanding shares of Common Stock. The shares include 1,084,686 shares of Common Stock acquired on December 31, 2002, 1,885,728 shares of Common Stock acquired on November 21, 2003, 1,868,667 shares of Common Stock that may be acquired upon conversion of the Preferred Stock owned of record by i-STTI, 3,268,734 shares of Common Stock that may be acquired upon conversion of the Notes owned of record by i-STTI, 922,475 shares of Common Stock that may be acquired upon conversion of the PIK Notes owned of record by i-STTI, and 965,674 shares of Common Stock that may be acquired upon the conversion of the Preferred Stock acquired upon the exercise of the Warrants owned of record by i-STTI. Because of the relationships described in Item 2 above, the Singapore Parent Entities may be deemed to beneficially own the shares owned of record by i-STTI. Temasek disclaims beneficial ownership of the shares owned beneficially and of record by i-STTI.

In addition to the share amounts detailed in the preceding paragraph, Temasek may be deemed to beneficially own 11,718 additional shares of Common Stock, representing 0.05% of the outstanding Common Stock. The additional 11,718 shares of Common Stock are owned beneficially and of record by Temasek's indirect, wholly-owned subsidiary, T.H.e Venture Pte Ltd.

The calculation of the percentages in the foregoing paragraphs is based on the number of shares of Common Stock disclosed as outstanding as of September 30, 2004 (i.e. 18,459,337 shares of Common Stock), in the Form 10-Q filed by the Issuer on November 4, 2004. Except as set forth in this Statement, to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons beneficially owns any other securities of the Issuer.

In connection with an internal restructuring to be effected on December 31, 2004, the shares of STT presently owned by STPL will be transferred to Temasek with effect from December 31, 2004. Item 5 of the Statement is hereby amended to delete all references to STPL with effect from December 31, 2004.

Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

                                                              Page 9 of 17 Pages


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 30, 2004              TEMASEK HOLDINGS (PRIVATE) LIMITED


                                      By: /s/  Jeffrey Chua
                                          -------------------------------------
                                          Name:  Jeffrey Chua
                                          Title: Director, Legal & Secretariat



                                      SINGAPORE TECHNOLOGIES PTE LTD


                                      By: /s/  Chia Yue Joo
                                          -------------------------------------
                                          Name:  Chia Yue Joo
                                          Title: Director, Legal



                                      SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD


                                      By: /s/  Pek Siok Lan
                                          -------------------------------------
                                          Name:  Pek Siok Lan
                                          Title: Company Secretary



                                      STT COMMUNICATIONS LTD.


                                      By: /s/  Pek Siok Lan
                                          -------------------------------------
                                          Name:  Pek Siok Lan
                                          Title: Company Secretary



                                      i-STT INVESTMENTS PTE LTD


                                      By: /s/  Pek Siok Lan
                                          -------------------------------------
                                          Name:  Pek Siok Lan
                                          Title: Director

                                                             Page 10 of 17 Pages


                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of Temasek Holdings (Private) Limited ("Temasek"):


Name, Business Address and Positions
           at Temasek                                 Present Principal Occupation                      Citizenship
------------------------------------                  ----------------------------                      --------------------
S Dhanabalan                                          Chairman,                                         Singaporean
60B Orchard Road                                      DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman, Temasek)

Kwa Chong Seng                                        Chairman/Managing Director,                       Singaporean
1 HarbourFront Place                                  ExxonMobil Asia Pacific
#06-00 HarbourFront Tower One                         Pte Ltd
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan                                        Permanent Secretary,                              Singaporean
100 High Street #10-01                                Ministry of Finance
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon                                          Advisor,                                          Singaporean
60B Orchard Road                                      Temasek Advisory Panel
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Director of Temasek)

Fock Siew Wah                                         Deputy Chairman,                                  Singaporean
DBS Building Tower One                                Fraser & Neave Ltd
46th Floor
Singapore 068809
(Director of Temasek)

Koh Boon Hwee                                         Chairman,                                         Singaporean
1 Kim Seng Promenade                                  Singapore Airlines Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

                                                             Page 11 of 17 Pages


Name, Business Address and Positions
           at Temasek                                 Present Principal Occupation                      Citizenship
------------------------------------                  ----------------------------                      --------------------
Kua Hong Pak                                          Director/Managing                                 Singaporean
205 Braddell Road                                     Director/Group CEO,
West Wing 5th Floor                                   ComfortDelgro Corporation
Singapore 579701                                      Limited
(Director of Temasek)

Ho Ching                                              Executive Director & CEO,                         Singaporean
60B Orchard Road                                      Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director of Temasek)

Ng Kok Song                                           Managing Director (Public Markets),               Singaporean
168 Robinson Road                                     Government of Singapore
#37-01 Capital Tower                                  Investment Corporation
Singapore 068912                                      Private Limited
(Director of Temasek)

Gan Chee Yen                                          Managing Director, Finance,                       Singaporean
60B Orchard Road                                      Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Managing Director, Finance of Temasek)



The following is a list of the directors and executive officers of Singapore Technologies Pte Ltd ("STPL"):


Name, Business Address and Positions
              at STPL                                 Present Principal Occupation                      Citizenship
------------------------------------                  ----------------------------                      --------------------
Teo Ming Kian                                         Chairman, Economic                                Singaporean
Economic Development Board                            Development Board of
250 North Bridge Road #25-00                          Singapore
Raffles City Tower
Singapore 179101
(Chairman of STPL)

Ho Ching                                              Executive Director & CEO                          Singaporean
Temasek Holdings (Private) Limited                    Temasek
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy Chairman of STPL)

                                                             Page 12 of 17 Pages



Name, Business Address and Positions
             at STPL                                  Present Principal Occupation                      Citizenship
------------------------------------                  ----------------------------                      --------------------
Gan Chee Yen                                          Managing Director, Finance,                       Singaporean
Temasek Holdings (Private) Limited                    Temasek
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Alt Director to Ms Ho Ching)

Peter Seah Lim Huat                                   President & CEO,                                  Singaporean
Singapore Technologies Pte Ltd                        STPL and member, Temasek
51 Cuppage Road #09-01                                Advisory Panel
StarHub Centre
Singapore 229469
(Director, President & CEO of STPL)

Tay Siew Choon                                        Director and Corporate                            Singaporean
Singapore Technologies Pte Ltd                        Adviser, STPL & Dy
51 Cuppage Road #09-01                                Chairman, Green Dot Capital
StarHub Centre                                        Pte Ltd
Singapore 229469
(Director, Corporate Adviser of STPL)

Davinder Singh s/o Amar Singh                         Managing Partner,                                 Singaporean
Drew & Napier                                         Drew & Napier
20 Raffles Place #17-00
Ocean Towers
Singapore 048620
(Director of STPL)

Wong Kok Siew                                         Deputy Chairman & CEO,                            Singaporean
SembCorp Industries Ltd.                              SembCorp Industries Ltd.
30 Hill Street #05-04
Singapore 179360
(Director of STPL)

Goh Geok Ling                                         Director                                          Singaporean
Tuas Power Ltd
111 Somerset Road #12-02
Singapore 238164
(Director of STPL)

Ng Boon Yew                                           Group Chief Financial Officer,                    Singaporean
51 Cuppage Road #09-01                                STPL
StarHub Centre
Singapore 229469
(Group Chief Financial Officer of STPL)


                                                             Page 13 of 17 Pages

The following is a list of the directors and executive officers of Singapore Technologies Telemedia Pte Ltd ("STT"):


Name, Business Address and Positions
              at STT                                  Present Principal Occupation                      Citizenship
------------------------------------                  ----------------------------                      --------------------
Tan Guong Ching                                       Permanent Secretary,                              Singaporean
New Phoenix Park                                      Ministry of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director of STT)

Peter Seah Lim Huat                                   President and CEO,                                Singaporean
51 Cuppage Road #09-01                                STPL & member, Temasek
StarHub Centre                                        Advisory Panel
Singapore 229469
(Deputy Chairman & Director of STT)

Lee Theng Kiat                                        President and CEO,                                Singaporean
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO of STT)

Sum Soon Lim                                          Corporate Adviser                                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Bertie Cheng Shao Shiong                              Company Director                                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Lim Ming Seong                                        Corporate Adviser                                 Singaporean
No. 2 Ubi View
Singapore 408556
(Director of STT)

Tay Siew Choon                                        Director and Corporate                            Singaporean
51 Cuppage Road #09-01                                Adviser, STPL & Dy
StarHub Centre                                        Chairman, Green Dot Capital
Singapore 229469                                      Pte Ltd
(Director of STT)

                                                             Page 14 of 17 Pages

Name, Business Address and Positions
             at STT                                   Present Principal Occupation                      Citizenship
------------------------------------                  ----------------------------                      --------------------
Sio Tat Hiang                                         Executive Vice President,                         Singaporean
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Pek Siok Lan                                          Senior Vice President, Legal &                    Singaporean
51 Cuppage Road #10-11/17                             General Counsel,
StarHub Centre                                        STT & STT Comm
Singapore 229469
(Company Secretary of STT)

Jean F.H.P. Mandeville                                Chief Financial Officer,                          Belgian
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT Comm)

Anupam Garg                                           Senior Vice-President,                            Indian
51 Cuppage Road #10-11/17                             International Business
StarHub Centre                                        Development,
Singapore 229469                                      STT & STT Comm
(Senior Vice-President, International Business
Development of STT)

Kek Soon Eng                                          Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                             Management of Investee
StarHub Centre                                        Companies,
Singapore 229469                                      STT & STT Comm
(Senior Vice-President, Management of Investee
Companies of STT Comm)

Andrew Loh                                            Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                             International Operations,
StarHub Centre                                        STT & STT Comm
Singapore 229469
(Senior Vice-President, International Operations
of STT)


                                                             Page 15 of 17 Pages


The following is a list of the directors and executive officers of STT Communications Ltd. ("STT Comm"):


Name, Business Address and Positions
           at STT Comm                                Present Principal Occupation                      Citizenship
------------------------------------                  ----------------------------                      --------------------
Tan Guong Ching                                       Permanent Secretary, Ministry                     Singaporean
New Phoenix Park                                      of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman & Director of STT Comm)

Peter Seah Lim Huat                                   President and CEO,                                Singaporean
51 Cuppage Road #09-01                                STPL & member, Temasek
StarHub Centre                                        Advisory Panel
Singapore 229469
(Deputy Chairman & Director of STT Comm)

Lee Theng Kiat                                        President and CEO,                                Singaporean
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT Comm)

Sum Soon Lim                                          Corporate Advisor                                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Bertie Cheng Shao Shiong                              Company Director                                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Lim Ming Seong                                        Corporate Adviser                                 Singaporean
No. 2 Ubi View
Singapore 408556
(Director of STT Comm)

Tay Siew Choon                                        Director and Corporate                            Singaporean
51 Cuppage Road #09-01                                Adviser, STPL & Dy
StarHub Centre                                        Chairman, Green Dot Capital
Singapore 229469                                      Pte Ltd
(Director of STT Comm)

                                                             Page 16 of 17 Pages

Name, Business Address and Positions
           at STT Comm                                Present Principal Occupation                      Citizenship
------------------------------------                  ----------------------------                      --------------------
Pek Siok Lan                                          Senior Vice-President, Legal &                    Singaporean
51 Cuppage Road #10-11/17                             General Counsel,
StarHub Centre                                        STT & STT Comm
Singapore 229469
(Company Secretary of STT Comm)

Sio Tat Hiang                                         Executive Vice President,                         Singaporean
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Jean F.H.P. Mandeville                                Chief Financial Officer,                          Belgian
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT Comm)

Anupam Garg                                           Senior Vice-President,                            Indian
51 Cuppage Road #10-11/17                             International Business
StarHub Centre                                        Development,
Singpaore 229469                                      STT & STT Comm
(Senior Vice-President, International
Business Development of STT Comm)

Kek Soon Eng                                          Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                             Management of Investee
StarHub Centre                                        Companies,
Singapore 229469                                      STT & STT Comm
(Senior Vice-President, Management of
Investee Companies of STT Comm)

Andrew Loh                                            Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                             International Operations,
StarHub Centre                                        STT & STT Comm
Singapore 229469
(Senior Vice-President, International
Operations of STT)


                                                             Page 17 of 17 Pages


The following is a list of the directors and executive officers of i-STT Investments Pte Ltd ("i-STTI"):

Name, Business Address and Positions
           at i-STTI                                  Present Principal Occupation                      Citizenship
------------------------------------                  ----------------------------                      --------------------
Lee Theng Kiat                                        President and CEO,                                Singaporean
51 Cuppage Road,                                      STT & STT Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director of i-STTI)

Sio Tat Hiang                                         Executive Vice-President,                         Singaporean
51 Cuppage Road,                                      STT and STT Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director of i-STTI)

Jean F.H.P. Mandeville                                Chief Financial Officer,                          Belgian
51 Cuppage Road,                                      STT and STT Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director of i-STTI)

Pek Siok Lan                                          Senior Vice President, Legal &                    Singaporean
51 Cuppage Road                                       General Counsel,
#10-11/17 StarHub Centre                              STT Comm and STT
Singapore 229469
(Director of i-STTI)